UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36402

Lombard Medical, Inc.; The Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 (0) 1235 750800

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary shares, $0.01 par value per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d12-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Lombard Medical, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 9, 2017	/s/ Kurt Lemvigh	Chief Executive Officer

Date	Name: Kurt Lemvigh	Title

This voluntary delisting from The Nasdaq Capital Market (“Nasdaq”) of the Issuer’s common stock under the trading symbol “EVAR” is a result of the Issuer’s receipt on November 6, 2016 of notice from Nasdaq indicating that the Issuer is no longer in compliance with Nasdaq’s Rule 5550(a)(2) requirement of a minimum bid price of at least $1.00 per share of the Issuer’s common stock and the Issuer’s ensuing determination that it will not be able to regain compliance with such continued listing requirement in a timely fashion. The Issuer expects to begin trading on the OTCQX upon suspension of trading on Nasdaq.